UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

   Scooterson, Inc.

   Legal status of issuer Form
        C-Corporation

        Jurisdiction of Incorporation/Organization
        Delaware

        Date of organization
        August 12, 2016

Physical address of issuer
   548 Market St, #71050, San Francisco, CA 94104, United States

Website of issuer
   https://www.scooterson.com/

Current number of employees
   0

	Most recent fiscal year-end 2023	Prior fiscal year-end 2022
Total Assets	$1,116,238.36	$767,446
Cash & Cash Equivalents	$30,876.61	$32,322
Accounts Receivable	$0	$0
Short-term Debt	$110,200.07	$369,860
Long-term Debt	$0	$0
Revenues/Sales	$15,335	$500
Cost of Goods Sold	$1,400	$43,126
Taxes Paid	$0	$0
Net Income	($171.25)	($354,747)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 26, 2024

FORM C-AR

SCOOTERSON, INC.

scooterson

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Scooterson, Inc., a Delaware corporation ("**Scooterson**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.scooterson.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Scooterson, Inc. is a Delaware corporation, incorporated on August 12, 2016.

The Company is located at 548 Market St, #71050, San Francisco, CA 94104, United States. The

Company's website is https://scooterson.com/.

The Company conducts or intends to conduct business in all 50 states of the United States, European Union countries, South East Asia, Australia, and India. The Company conducts business through its wholly-owned subsidiary, Scooterson Pte. Ltd., a Singapore limited company.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have been, and may in the future be, adversely affected by the global COVID-19 pandemic, which may significantly harm our business, prospects, financial condition, and operating results.

During and following the first quarter of 2020, there has been a widespread worldwide impact from the COVID-19 pandemic. Numerous government regulations and public advisories, as well as shifting social behaviors, have temporarily limited or closed transportation, government functions, non-essential business activities, and person-to-person interactions. The timing and pacing of our manufacturing operations will depend largely on the status of various government regulations and the readiness of our suppliers, vendors, and production workforce to return to normal levels. To the extent that market conditions, unemployment rates, and/or government-mandated moratoriums result in significant shifts in demand for our products, our business could be adversely impacted. Additionally, if current global market conditions continue or worsen, or if we cannot or do not resume suspended operations at a rate commensurate with such conditions, our business, prospects, financial condition, and operating results could be materially harmed.

We may experience delays or other complications in the design, manufacture, and launch of our products, which could harm our brand, business, prospects, financial condition, and operating results.

Any significant delay or other complication in the manufacturing or development of our current products or the launch and production of our future products could materially damage our brand, business, prospects, and financial condition. A failure to remediate such complications could also result in negative publicity, which could have a material adverse effect on our operating results.

If our products contain significant defects, we could incur significant expenses to remediate such defects, our reputation could be damaged, and we could lose market share, which could harm our financial condition.

If our products contain defects in design and manufacture that cause them not to perform as expected or that require repair, our ability to develop, market, and sell our products and services could be harmed. Although we attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts may not be timely, may hamper production, or may not be to the satisfaction of our customers. While we have performed extensive internal testing on the products we manufacture, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability, and performance characteristics of our products. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale to customers. Any product defects, delays or legal restrictions on product features, or other failures of our products to perform as expected, could harm our reputation and result in potential product recalls, product liability claims, breach of warranty claims, and significant warranty and other expenses, and could have a material adverse impact on our business.

If we are unable to attract and/or retain key employees and hire qualified personnel, our ability to compete could be harmed.

The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our vehicles and services, and negatively impact our business, prospects, and operating results. Accordingly, our future success depends largely upon our ability to attract and retain talent, especially to support our manufacture of vehicles, expansion plans, and technological innovation. Key talent may leave the Company due to various factors, such as a very competitive labor market for talented individuals with automotive or technology experience, or any negative publicity related to us. For example, in California, there is increasing competition for individuals with skill sets needed for our business, including specialized knowledge of electric vehicles, software engineering, manufacturing engineering, and other skills such as electrical and building construction expertise. This competition affects our ability to retain and hire key employees. Additionally, we compete with both mature companies that have far greater financial resources and start-ups that promise short-term growth opportunities. Difficulties in retaining or recruiting talent could have an adverse effect on our performance and results.

Our service providers are subject to laws and regulations that could impose substantial costs, legal prohibitions, or unfavorable changes upon our products, and any failure to comply with such laws and regulations could negatively impact our business and operating results.

We maintain a global footprint since our design service provider is located in California, our engineering service provider is located in Singapore, and our manufacturing service provider is located in the European Union. Accordingly, our service providers subject to complex environmental, manufacturing, health, and safety laws and regulations at numerous jurisdictional levels in the U.S., Europe, and Asia.

Failure to comply with a variety of U.S. and international privacy and consumer protection laws to which we are subject could harm the Company.

Any failure to comply with federal, state, or international privacy, data protection or security laws or regulations relating to the processing, collection, use, retention, security, and transfer of personally identifiable information could result in regulatory or litigation-related actions against us, legal liability, fines, damages, ongoing audit requirements, and other significant costs.

Substantial expenses and operational changes may be required in connection with maintaining compliance with such laws, and in particular certain emerging privacy laws are still subject to a high degree of uncertainty as to their interpretation and application. For example, in May 2018, the General Data Protection Regulation began to fully apply to the processing of personal information collected from individuals located in the European Union, and has created new compliance obligations and has significantly increased fines for noncompliance. Similarly, as of January 2020, the California Consumer Privacy Act imposes certain legal obligations on our use and processing of personal information related to California residents. Given our global footprint, and although we take steps to protect the security and integrity of our customers' personal information, we may be required to expend significant resources to comply with data breach requirements if, for example, third parties improperly obtain and use the personal information of our customers or we otherwise experience a data loss with respect to customers' personal information. A major breach of our network security and systems could have negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our vehicles, and harm to our reputation and brand.

The Company is subject to increasing regulatory scrutiny in both the U.S. and abroad, and any failure to comply with such regulations could negatively impact our operating results.

The manufacture, packaging, labeling, storage, distribution, advertising, and sale of our products are subject to extensive regulation in the United States, including by the Consumer Product Safety Commission, the EPA, and by the Federal Trade Commission with respect to advertising. A finding that we are in violation of, or not in compliance with, applicable regulations could subject us to material civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions. Even if a claim is unsuccessful, is not merited, or is not fully pursued, the negative publicity surrounding such assertions could jeopardize our reputation and brand image and have a material adverse effect on our businesses, as well as require resources to rebuild our reputation.

We may need to defend ourselves against intellectual property infringement claims, which may be time- consuming and could cause us to incur substantial costs.

Companies in the autonomous vehicle industry, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks, and trade secrets. These companies frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate resources to enforce their intellectual property rights and to defend claims that may be brought against them. We may in the future receive notices that we have misappropriated, misused, or infringed other parties' intellectual property rights, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims. These claims may be time-consuming and could cause us to incur substantial legal costs. Concurrently, if we fail to defend ourselves against intellectual property infringement claims, our business and operations could be disrupted or our intellectual property could be compromised, as a result of which our operating results and reputation could be harmed.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company is not profitable.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of the personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. Specifically, the Company is dependent on Mihnea Iustinian Chis and Deepansh Jain. The loss of any of them could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risks of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. The information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects, or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that is difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission, and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data are critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breaches of our information technology systems could result in fines, legal claims, or proceedings.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Scooterson is a design award-winning company, building premium electric smart scooters, engineered to offer the best customer experience possible, with no compromise in aesthetics and quality.

Business Plan

As a growth company, the Company expects to breakeven in the next 8 to 12 months and achieve profitability in the next 8 to 12 months. The Company intends to focus on increasing general sales and broader product penetration with the existing customer base.

The Company's Products and/or Services

Product / Service	Description	Current Market
ROLLEY	Smart Electric Scooter	Direct-to-consumer market
AIR	Smart Electric Scooter for B2B	Rental operations for tourists, Delivery operations, Golf Course rentals. Other corporate use.
RIDE	Monthly subscription bases scooter rental.	Direct-to-consumer market
SCOOTERSON TREE	Electric Scooter Charging Station	B2B
SCOOTPACK	Smart Backpack	Direct-to-consumer market
Golf Cars	Connex specializes in transforming low-speed vehicles (LSVs) like golf carts into smart, connected vehicles. They offer technology that enables features such as keyless start and stop, mobile app rentals, and anti-tampering alerts. The products cater to individual owners, fleet managers, and OEMs, enhancing user experiences with capabilities like remote diagnostics, vehicle sharing, and on-demand payment solutions. Connex is dedicated to innovating in the field of intelligent mobility ecosystems for both consumer and business-to-business sectors. Connex offers a suite of technologies designed to upgrade low-speed vehicles (LSVs) into smart, connected solutions. The product include advanced features like keyless operations, app-based	Direct-to-consumer market

	vehicle rentals, and security alerts against tampering. These technologies are aimed at enhancing user convenience and operational efficiency for both private owners and fleet operators, promoting a smarter mobility ecosystem in the LSV market.	

Competition

Our main competitors in the USA's electric scooter industry are Phat Scooters, Skooza, Boosted, and Unagi.

Supply Chain

The Company hires third-party service providers to manufacture scooters and sells them directly to consumers and businesses. For B2C sales, the Company currently uses its website and plans to open brick-and-mortar stores in the future for in-person sales to consumers. For B2B sales, the Company sells fleets of scooters to businesses and partner companies. Also, the Company has started developing a network of resellers that resell scooters from their websites or from their own brick-and-mortar stores.

Customer Base

The majority of our customers will be millennials (appx. 75%) as well as Gen X and other generations. The B2B target customers are delivery companies, corporate campuses, residential developments, golf courses, rental operators, hotels, and resorts, etc.

Intellectual Property

The Company the following registered and pending patents:

Application/ Registration #	Title	Description	File Date	Grant Date	Country
D803948	Electric scooter	The ornamental design for an electric scooter	April 9, 2016	November 28, 2017	United States
D892937	Kick Scooter	The ornamental design for a kick scooter	January 22, 2018	August 11, 2020	United States
002817189-0001	Scooters, Electric Scooter, Toy Scooter	Scooters, Electric Scooter, Toy Scooter	September 10, 2015	September 14, 2015	All European Union Countries
005908720-0001	Scooters, Electric Scooter,	Scooters, Electric Scooter,	December 17, 2018	January 8, 2019	All European Union Countries
29751652	Kick Scooter	The ornamental design for a kick scooter	September 23, 2020	Patent Pending	United States
29715384	Kick Scooter	The ornamental design for a kick scooter	December 2, 2019	Patent Pending	United States
006377479-0001	Backpacks	Backpacks	April 15, 2019	April 26, 2019	All European Union Countries

29706315	Scooter charging station	The ornamental design for a scooter charging station,	September 19, 2019	Patent Pending	United States

The Company has the following registered trademarks:

Serial #	Title	Description	File Date	Publication	Country
87664468	SCOOTERSON	IC 012. US 019 021 023 031 035 044. G & S: Mobility and push scooters; Motorized scooters; Motor scooters; Electrically-powered motor scooters; Electrically operated mobility scooters; Electrically operated push scooters; Motorized and non-motorized mobility and push scooters for personal transportation. IC 028. US 022 023 038 050. G & S: Toy scooters. IC 039. US 100 105. G & S: Rental of scooters for transportation purposes.	10/30/17	4/3/18	US
014532519	SCOOTERSON	12. Scooters; Scooters vehicles; Motorized scooters; Motor scooters; Electrically powered scooters; Electrically operated scooters; Electrically powered scooters vehicles; Scooters for transportation; Motorized and non-motorized scooters for personal transportation. 28. Toy scooters; Scooters toys. 39. Rental of scooters for transportation purposes.	4/4/15	1/10/16	All European Union Countries

Governmental/Regulatory Approval and Compliance

The Company is currently not subject to any governmental approval and compliance.

Litigation

The Company is not subject to any pending or threatened lawsuits.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Mihnea Iustinian Chis	CEO, Co-founder	Scooterson, Inc., Co-Founder & CEO (Aug. 12, 2016 – Present). Responsibilities: • Making the major corporate decisions; • Managing the overall operations and resources, strategy, financing, fundraising, marketing and sales, PR, human resources, compliance; and Overseeing product development.	Baccalaureate Diploma, Graduate of Industrial 11 Lyceum, Electrotechnical Profile, 1997.
Deepansh Jain	CTO, Co-Founder	Scooterson, Inc., Co-founder CTO (January 2017 – Present). Responsibilities: • Overseeing the Company's technological and software development; Assisting the CEO in making the major corporate decisions, managing the overall operations and resources, strategy, financing.	Amity International School, Senior Secondary, Computational, and Applied Mathematics, 2008.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	39,150,000
Voting Rights	1 vote per share of common stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	80.41%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following securities outstanding.

Type of security	Warrant
Amount outstanding/Face Value	1 Warrant for 5,025 shares of common stock, $2 exercise price
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only if exercised
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.01%

Type of security	Equity Convertible Instruments
Amount outstanding/Face Value	37 SAFEs, 1 Accelerator Contract for Equity, 1 CrowdSAFE (as outlined below*)
Voting Rights	None

Material Terms	Accelerator Contract for Equity has the following anti-dilution rights: 1. The holder may invest or purchase securities as issued in the Company's next financing, in the amount, whichever is greater (i) 20% of such new equity securities or the total of all other instruments as issued in the financing round, or (ii) the quotient obtained by dividing $200,000 by the per share purchase price of such new equity securities or up to $200,000 of the total of all other instruments as issued in the financing round. 2. The Company shall issue additional shares of its common stock without payment of additional consideration to maintain the holder's 3% of the fully-diluted capital stock until immediately prior to an equity financing.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only if converted
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	19.58%

* The Company has the following equity convertible instruments outstanding:

No.	Security Type	Principal Amount	Valuation Cap	Discount	Date	Date of Board Consent
1.	Accelerator Contract for Equity	$55,000.00	$1,833,333	N/A	8/16/16	8/12/16
2.	SAFE	$50,000.00	$13,500,000.00	20.00%	7/22/17	30/06/2017
3.	SAFE	$50,000.00	$13,500,000.00	20.00%	7/22/17	30/06/2017
4.	SAFE	$100,000.00	$13,500,000.00	20.00%	8/24/17	8/23/17
5.	SAFE	$100,000.00	$13,500,000.00	20.00%	1/31/19	8/23/17
6.	SAFE	$20,000.00	$13,500,000.00	20.00%	9/11/17	8/23/17
7.	SAFE	$20,000.00	$13,500,000.00	20.00%	9/28/17	8/23/17
8.	SAFE	$60,000.00	$13,500,000.00	20.00%	11/2/17	8/23/17
9.	SAFE	$100,000.00	$18,000,000.00	20.00%	7/17/18	7/13/18
10.	SAFE	$100,000.00	$18,000,000.00	20.00%	7/17/18	7/13/18
11.	SAFE	$60,000.00	$18,000,000.00	20.00%	9/8/18	9/7/18
12.	SAFE	$200,000.00	$18,000,000.00	20.00%	11/26/18	9/7/18
13.	SAFE	$100,000.00	$18,000,000.00	20.00%	2/6/19	9/7/18
14.	SAFE	$50,000.00	$18,000,000.00	20.00%	4/2/19	9/7/18
15.	SAFE	$150,000.00	$18,000,000.00	20.00%	4/14/19	9/7/18

16.	SAFE	$50,000.00	$18,000,000.00	20.00%	10/14/19	9/7/18
17.	SAFE	$10,000.00	$18,000,000.00	20.00%	10/25/19	9/7/18
18.	SAFE	$50,000.00	$18,000,000.00	20.00%	10/30/19	9/7/18
19.	SAFE	$50,000.00	$18,000,000.00	20.00%	2/19//2020	9/7/18
20.	SAFE	$25,000.00	$18,000,000.00	20.00%	6/5/19	9/7/18
21.	SAFE	$25,000.00	$18,000,000.00	20.00%	6/5/19	9/7/18
22.	SAFE	$10,000.00	$18,000,000.00	20.00%	12/30/19	9/7/18
23.	SAFE	$10,000.00	$18,000,000.00	20.00%	12/30/19	9/7/18
24.	SAFE	$5,000.00	$18,000,000.00	20.00%	3/8/20	9/7/18
25.	SAFE	$4,000.00	$18,000,000.00	20.00%	4/2/20	9/7/18
26.	SAFE	$5,300.00	$18,000,000.00	20.00%	4/8/20	9/7/18
27.	SAFE	$25,000.00	$18,000,000.00	20.00%	11/24/19	9/7/18
28.	SAFE	$5,000.00	$18,000,000.00	20.00%	9/2/20	9/7/18
29.	SAFE	$15,000.00	$18,000,000.00	20.00%	9/4/20	9/7/18
30.	SAFE	$6,500.00	$18,000,000.00	20.00%	9/1/20	9/7/18
31.	SAFE	$135,000.00	$13,500,000.00	N/A	1/3/18	1/4/18
32.	SAFE	$135,000.00	$13,500,000.00	N/A	4/19/18	1/4/18
33.	SAFE	$135,000.00	$13,500,000.00	N/A	7/19/18	1/4/18
34.	SAFE	$135,000.00	$13,500,000.00	N/A	8/4/18	1/4/18
35.	SAFE	$135,000.00	$13,500,000.00	N/A	1/16/19	1/4/18
36.	SAFE	$675,000.00	$13,500,000.00	N/A	6/26/20	1/4/18
37.	SAFE	$50,000.00	$18,000,000.00	20.00%	6/13/20	9/7/18
38.	SAFE	$5,000.00	$18,000,000.00	20.00%	6/12/20	9/7/18
39.	CrowdSAFE	$398,412.15	$19,000,000.00	N/A	03/21/2021	12/9/2020
40.	SAFE	$13,400	$19,000,000.00	20%	11/22/2021	11/22/2021
41.	SAFE	$10,000	$19,000,000.00	20%	12/14/2021	11/22/2021
42.	SAFE	$10,000	$19,000,000.00	20%	12/24/2021	11/22/2021
43.	SAFE	$13,400	$19,000,000.00	20%	1/19/2022	11/22/2021
44.	Convertible	$58,773	$19,000,000.00	20%	1/20/2022	6/29/2021

	(Crowd)					
45.	SAFE	$30,000	$24,000,000.00	20%	4/23/2022	4/22/2022
46.	SAFE	$15,000	$24,000,000.00	20%	4/23/2022	4/22/2022
47.	SAFE	$5,000	$24,000,000.00	20%	4/24/2022	4/22/2022

Outstanding Debt

As of the date of this Form C-AR, the Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Mihnea Iustinian Chis	18,300,000 shares of common stock	38.41%*
Deepansh Jain	18,075,000 shares of common stock	37.94%*

*assuming the outstanding warrant is exercised and all outstanding convertible securities are converted.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2022)*

Total Income	Taxable Income	Total Tax
$502	($226,454)	$0

*The Company has filed an extension for the 2023 tax year.

Operations

Scooterson produces a range of semi-autonomous two-wheeled vehicles using machine learning to analyze riding patterns, which helps to inform how fast they move. This automated design is meant to enhance the rider's experience, maximize energy efficiency, optimize routes, and increase safety. The Company is headquartered in San Francisco, California, but maintains a Singapore office as well.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration
SAFE Financing Round 5	$50,000	3	General Working Capital	04/22/2022	Reg. S
Convertible Financing Round 9	$58,773	42	General Working Capital	1/20/2022	Reg. CF
SAFE Financing Round 8	$46,800	4	General Working Capital	11/22/2021	Reg. S
CrowdSAFE Financing Round 7	$398,412.15	1096	General Working Capital	03/21/2021	Reg. CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company engaged in the follow transactions with related persons:
- The Company engages Scooterson Pte Ltd, a Singapore company to perform its research and development as well as the prototyping of Company's products. Mihnea Iustinian Chis, the Company's CEO owns 50% of Scooterson Pte Ltd.
- The Company paid Scooterson Pte Ltd a total of $51,076.23 in 2022.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mihnea Iustinian Chis

_____
(Signature)

Mihnea Iustinian Chis

_____
(Name)

CEO

_____
(Title)

April 26, 2024

_____
(Date)

I, Mihnea Iustinian Chis, the Chief Executive Officer of Scooterson, Inc., certify that the financial statements of Scooterson, Inc. included in this Form are true and complete in all material respects.

/s/ Mihnea Iustinian Chis

_____
(Signature)

Mihnea Iustinian Chis

_____
(Name)

CEO

_____
(Title)
April 26, 2024

_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mihnea Iustinian Chis

_____
(Signature)

Mihnea Iustinian Chis

_____
(Name)

Director

_____

(Title)

April 26, 2024

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Scooterson Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 SVB - Checking	18,577.06
10001 SVB - MMA	695.33
10010 Paypal	-15.00
10020 Shopify - USD	6,179.71
10030 Shopify - SGD	0.00
10040 Stripe	692.20
Checking Mercury Bank	4,747.31
Total Bank Accounts	**$30,876.61**
Accounts Receivable	
11000 Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
12500 Loan to Founders	-160.31
13001 Prepaid Expenses	
13002 Prepaid Rent	0.00
13003 Prepaid Software	0.00
13004 Prepaid Insurance	0.00
Total 13001 Prepaid Expenses	**0.00**
14005 SAFE Notes Receivable	307,000.00
14010 Undeposited Funds	0.00
Total Other Current Assets	**$306,839.69**
Total Current Assets	**$337,716.30**
Fixed Assets	
15000 Computer Equipment	8,983.19
15500 Accumulated Depreciation - equipment	-427,282.00
16000 Scooterson - IP	24,200.00
16500 Accumulated Amortization	-11,142.00
16510 Tooling & Equipment	804,758.00
16520 Vehicles	200.00
Total Fixed Assets	**$399,717.19**
Other Assets	
17000 Intangible Assets	27,804.87
Loan to Scooterson Singapore	351,000.00
Total Other Assets	**$378,804.87**
TOTAL ASSETS	**$1,116,238.36**

Scooterson Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	3,085.77
Total Accounts Payable	**$3,085.77**
Credit Cards	
21001 Card - Deepansh Jain	0.00
21003 Card - Mihnea Iustinian Chis	0.00
21004 FEE BILLING ACCOUNT	0.00
21005 Brex	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
21010 Unearned Revenue	51,824.30
Deferred Revenue	55,000.00
Sales Tax Payable	290.00
Total Other Current Liabilities	**$107,114.30**
Total Current Liabilities	**$110,200.07**
Total Liabilities	**$110,200.07**
Equity	
30000 Common Stock	31,680.05
31000 Convertible Notes	36,956.07
31500 SAFE Notes	3,567,058.99
31550 Crowdfunding	247,845.81
35000 Retained Earnings	-2,877,331.38
Net Income	-171.25
Total Equity	**$1,006,038.29**
TOTAL LIABILITIES AND EQUITY	**$1,116,238.36**

Scooterson Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
41000 Sales of Product Income	8,500.00
42000 Services	7,835.00
Refunds	-1,000.00
Total Income	**$15,335.00**
Cost of Goods Sold	
50000 Cost of Goods Sold	
50030 Shipping, Freight & Delivery	1,400.00
Total 50000 Cost of Goods Sold	**1,400.00**
Total Cost of Goods Sold	**$1,400.00**
GROSS PROFIT	**$13,935.00**
Expenses	
51010 Advertising & Marketing	
51030 Marketing	15.00
Total 51010 Advertising & Marketing	**15.00**
51060 Communications Expense	
51070 Telephone Expense	2,961.64
Total 51060 Communications Expense	**2,961.64**
51090 Facilities	
51110 Rent Expense	417.55
Total 51090 Facilities	**417.55**
51120 General & Admin Expense	
51130 Bank Charges & Fees	325.00
Total 51120 General & Admin Expense	**325.00**
51200 Legal & Professional Services	
51210 Accounting Fees	136.30
51220 Legal Fees	2,128.25
51221 51211 Financial Fees	791.25
Total 51200 Legal & Professional Services	**3,055.80**
51230 Office Supplies & Software	762.50
51270 Payroll Expenses	
51280 Contract Services	1,500.00
Total 51270 Payroll Expenses	**1,500.00**
51360 Technical Expense	
51370 Servers & Hosting	3,088.19
51380 Software - Subscriptions	1,973.02
Total 51360 Technical Expense	**5,061.21**
Merchant Fees	7.55
Total Expenses	**$14,106.25**
NET OPERATING INCOME	**$ -171.25**
NET INCOME	**$ -171.25**